UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDERTHE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41035

CI&T INC

(Translation of registrant’s name into English)

Estrada Guiseppina Vianelli De Napoli, 1455 –  C,

Globaltech 13.100-000 - Brazil

Campinas-State of São Paulo

+55 19 21024500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                                        Form 40-F ☐

CI&T Inc

TABLE OF CONTENTS

ITEM

1.	1Q25 Earnings Release
2.	Unaudited condensed consolidated interim financial information for the three-month period ended March 30, 2025

CI&T Reports 13.7% Net Revenue Growth at Constant Currency in 1Q25 Results

New York - May 13, 2025 - CI&T (NYSE: CINT, “Company”), a global technology transformation specialist and fast-growing public company, today announces its results for the first quarter of 2025 (1Q25) in accordance with International Financial Reporting Standards (IFRS), as issued by the IASB. For comparison purposes, we refer to the results for the first quarter of 2024 (1Q24). The numbers are presented in U.S. dollars.

First quarter of 2025 (1Q25) highlights

●	Net Revenue of US$110.9 million, a 4.9% increase compared to US$105.7 million in 1Q24.
●	Net Revenue growth at constant currency was 13.7% compared to 1Q24.
●	Net Profit increased by 64.7%, reaching US$7.4 million in 1Q25, up from US$4.5 million in 1Q24.
●	Adjusted EBITDA increased by 15.2% to US$19.6 million in 1Q25 compared to US$17.0 million in 1Q24. The Adjusted EBITDA margin was 17.6% in 1Q25.
●	Adjusted Net Profit increased by 14.2% to US$9.6 million in 1Q25, up from US$8.4 million in 1Q24. The Adjusted Net Profit margin was 8.7% in 1Q25.
●	Diluted earnings per share (EPS) was US$0.05 in 1Q25, an increase of 68.1% compared to US$0.03 in 1Q24.
●	Adjusted diluted EPS was US$0.07 in 1Q25, 16.6% higher than in 1Q24.
●	CI&T ended 1Q25 with 7,399 employees, a 21.6% increase compared to 1Q24.

Cesar Gon, founder and CEO of CI&T, commented, “As we report a strong 13.7% organic constant currency revenue growth, we remain confident in our robust underlying fundamentals and strategic market positioning. Our commitment to innovation and resilience—now strengthened by our AI-driven strategy—is accelerating business transformation and unlocking deeper impact for our clients. We are reaffirming our guidance for 2025, as we continue to drive value for our clients and stakeholders while navigating the evolving market landscape.”

Comments on the 1Q25 financial performance

Net revenue reached US$110.9 million in 1Q25, a 4.9% increase from US$105.7 million in 1Q24, or 13.7% growth at constant currency. In 1Q25, net revenue among our top 10 clients grew 7.2% compared to the same period in 2024.

The cost of services provided was US$76.4 million in 1Q25, a 6.3% increase from 1Q24, due to additional headcount and personnel expenses to support anticipated revenue growth as a result of rising client demand. Gross profit was US$34.5 million. Adjusted gross profit reached US$36.7 million, a 2.0% increase from 1Q24. The adjusted gross profit margin was 33.1% in 1Q25, 0.9 percentage points lower than in 1Q24.

Selling, general and administrative (SG&A) and other operating expenses totaled US$20.3 million in 1Q25, a 13.5% reduction compared to 1Q24. This decrease was primarily driven by lower personnel expenses classified as SG&A in 1Q25 and the one-time business restructuring expenses incurred in 2024.

Adjusted EBITDA was US$19.6 million in 1Q25, a 15.2% increase from US$17.0 million in 1Q24. In 1Q25, the adjusted EBITDA margin was 17.6%, 1.6 percentage points higher than in 1Q24.

Net finance costs totaled US$1.7 million in 1Q25, a 30.2% decrease from 1Q24, mainly driven by lower debt position. Income tax expense was US$5.0 million in 1Q25, an increase of 48.4% compared to 1Q24. The income tax paid (cash effect) in the quarter was US$0.3 million, equivalent to a cash tax rate of 2.6%.

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Net profit was US$7.5 million in 1Q25, up 64.7% from 1Q24. Adjusted net profit was US$9.6 million, an increase of 14.2% compared to 1Q24. The adjusted net profit margin increased from 8.0% in 1Q24 to 8.7% in 1Q25, mainly due to lower SG&A expenses.

Diluted EPS was US$0.05 in 1Q25, reflecting a 68.1% increase compared to US$0.03 in 1Q24. Adjusted diluted EPS rose to US$0.07 in 1Q25, a 16.6% increase over the same period last year. Finally, cash generated from operating activities was US$19.6 million in 1Q25.

Business Outlook

In the second quarter of 2025, we expect our reported net revenue to be at least US$115.5 million, equivalent to an 11.9% increase year-over-year on a constant currency basis. This reflects a 6.5% growth in U.S. dollars on a reported basis, compared to US$108.5 million in 2Q24. This estimate assumes an average FX rate of 5.79 BRL/USD in 2Q25, compared to 5.21 BRL/USD in 2Q24.

For the full year of 2025, we are reaffirming our guidance. We expect our net revenue growth at constant currency to be in the range of 9% to 15% year-over-year. In addition, we estimate our Adjusted EBITDA margin to be in the range of 18% to 20%.

These expectations are forward-looking statements, and actual results may differ materially. See "Cautionary Statement on Forward-Looking Statements" below.

Conference Call Information
Cesar Gon (Founder and CEO), Bruno Guicardi (Founder and President for North America and Europe), Stanley Rodrigues (CFO), and Eduardo Galvão (Director of Investor Relations) will host a video conference call to discuss the 1Q25 financial and operating results on May 13, at 4:30 p.m. Eastern Time / 5:30 p.m. BRT. The earnings call can be accessed on the Company’s Investor Relations website at https://investors.ciandt.com or at the following link: https://www.youtube.com/live/Sk45BwGj5mE.

About CI&T

CI&T (NYSE: CINT) is a global technology transformation specialist for 100+ large enterprises and fast growth clients. CI&T brings a 30-year track record of helping clients navigate change to deliver accelerated business impact, with deep expertise across AI, strategy, customer experience, software development, cloud services, data and more. CI&T’s proprietary AI platform, CI&T FLOW boosts team productivity, ensuring fast, efficient, and scalable delivery of world-class solutions. Operating globally with over 7,300 professionals across 9 countries, CI&T is recognized by Forrester as a Leader in Modern Application Development Services.

Non-IFRS Financial Measures

We regularly monitor certain financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections, and make strategic decisions. These non-IFRS financial measures include Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Profit, Adjusted Net Profit Margin, Net Revenue at Constant Currency, and Adjusted Diluted EPS. They should be considered in addition to results prepared in accordance with IFRS, but not as substitutes for IFRS results. In addition, our calculation of these non-IFRS financial measures may differ from those used by other companies, and therefore, comparability may be limited. These non-IFRS financial measures are provided as additional information to enhance investors’ understanding of our operations’ historical and current financial performance.

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CI&T is not providing a quantitative reconciliation of its forward-looking non-IFRS Net Revenue at Constant Currency and Adjusted EBITDA Margin to the most directly comparable IFRS measure because it cannot reasonably predict the outcome of certain significant items without unreasonable efforts. These items include, but are not limited to, share-based compensation expenses, acquisition-related expenses, the tax effect of non-IFRS measures, foreign currency exchange gains/losses, and other items. These items are uncertain, depend on various factors, and could have a material impact on our IFRS-reported results for the guidance period.

We calculate Net Revenue at Constant Currency by translating Net Revenue from entities reporting in foreign currencies into U.S. dollars using the comparable foreign currency exchange rates from the prior period to show changes in our revenue without giving effect to period-to-period currency fluctuations.

In calculating Adjusted Gross Profit, we exclude cost components unrelated to the direct management of our services. For the periods presented, the adjustments applied were: (i) depreciation and amortization related to the costs of services provided and (ii) share-based compensation expenses.

In calculating Adjusted EBITDA, we exclude components unrelated to the direct management of our services. We calculate Adjusted EBITDA for the periods presented as Net Profit, plus net finance costs, income tax expense, depreciation and amortization, plus: (i) share-based compensation expenses; (ii) government grants related to tax reimbursement in our Chinese subsidiary; (iii) acquisition-related expenses; and (iv) business restructuring expenses related to the optimization of our global delivery model based on our nearshoring strategy.

In calculating Adjusted Net Profit and Adjusted Diluted EPS, we exclude components unrelated to the direct management of our services. For the periods presented, the adjustments have been made for (i) acquisition-related expenses (including amortization of intangible assets from acquired companies, and present value adjustments to accounts payable for business acquired); (ii) business restructuring expenses related to the optimization of our global delivery model based on our nearshoring strategy; (iii) share-based compensation expenses; and (iv) the tax effects of non-IFRS adjustments.

Cautionary Statement on Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact that may be deemed forward-looking statements include, but are not limited to: the statements under Business Outlook, including expectations relating to revenues and other financial or business metrics; statements regarding relationships with clients; and any other statements of expectations or beliefs. The words “believe”, “will”, “may”, “may have,” "would,” "estimate,” "continues,” "anticipates,” “intends,” “plans,” “expects,” “budget,” "scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements represent our management's beliefs and assumptions only as of the date of this press release. You should read this press release with the understanding that our actual future results may be materially different from our expectations. These

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statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by such statements in this press release. Such risk factors include, but are not limited to, those relating to: the ongoing war in Ukraine and the economic sanctions imposed by Western economies on Russia, as well as the conflict between Israel and Hamas, and their impact on our business and industry; the impact of competition on our business; uncertainty regarding the demand for and market utilization of our services; our ability to maintain or acquire new client relationships; general business and economic conditions; our ability to successfully integrate the recent-acquired business; the impact of pandemics, epidemics and disease outbreak; and our ability to successfully implement our growth strategy and strategic plans. Additional information about these and other risks and uncertainties is contained in the Risk Factors section of CI&T's annual report on Form 20-F. Additional information will be made available in our Annual Reports on Form 20-F, and other filings and reports that we may file from time to time with the SEC. Except as required by law, we assume no obligation to and do not intend to update these forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Contacts:

Investor Relations Contact:

Eduardo Galvão

investors@ciandt.com

Media Relations Contact:

Zella Panossian

ciandt@illumepr.com

4

Unaudited condensed consolidated statement of profit or loss

(In thousands of U.S. dollars)

	Quarter ended March 31,
	2025	2024
Net revenue	110,876	105,702
Costs of services provided	(76,410)	(71,878)
Gross profit	34,466	33,824

Selling expenses	(8,404)	(9,336)
General and administrative expenses	(12,424)	(13,748)
Impairment gain (loss) on accounts receivables and contract assets	331	(372)
Other income	242	34
Operating expenses net	(20,255)	(23,422)

Operating profit before net finance costs and income tax expense	14,211	10,402

Finance income	4,812	2,160
Finance costs	(6,556)	(4,658)
Net finance costs	(1,744)	(2,498)

Profit before income tax	12,467	7,904

Current	(1,311)	(1,710)
Deferred	(3,709)	(1,672)
Total income tax expense	(5,020)	(3,382)

Net profit for the period	7,447	4,522

Earnings per share
Earnings per share – basic (in US$)	0.06	0.03
Earnings per share – diluted (in US$)	0.05	0.03

Weighted average number of basic shares	135,017,822	137,385,836
Weighted average number of diluted shares	137,203,550	140,078,180

5

Unaudited condensed consolidated statement of financial position

(In thousands of U.S. dollars)

Assets	March 31, 2025	December 31, 2024	Liabilities and equity	March 31, 2025	December 31, 2024

Cash and cash equivalents	62,813	56,621	Suppliers and other payables	4,557	4,803
Accounts receivables and contract assets	113,655	115,973	Loans and borrowings	49,031	46,227
Recoverable taxes	1,607	861	Lease liabilities	3,902	3,867
Current tax assets	6,458	6,650	Salaries and welfare charges	50,001	44,554
Derivatives	572	723	Accounts payable for business acquired	2,503	6,522
Restricted cash	-	4,247	Derivatives	1,423	2,370
Other assets	7,240	6,685	Current tax liabilities	4,586	2,823
Total current assets	192,345	191,760	Other taxes payable	2,543	3,062
			Contract liability	2,255	6,766
Recoverable taxes	821	669	Other liabilities	2,950	3,989
Non-current tax assets	6,135	5,408	Total current liabilities	123,751	124,983
Deferred tax assets	643	1,427
Judicial deposits	1,619	1,316
Restricted cash	1,078	1,000	Loans and borrowings	90,472	92,508
Other assets	1,432	1,601	Deferred tax liabilities	20,506	16,282
Property and equipment	6,194	5,896	Lease liabilities	5,070	5,628
Intangible assets and goodwill	320,322	309,284	Provisions for tax and labor risks	1,166	1,076
Right-of-use assets	7,611	8,055	Accounts payable for business acquired	3,754	3,389
Total non-current assets	345,855	334,656	Other liabilities	2,719	2,426
			Total non-current liabilities	123,687	121,309

			Equity
			Share capital	7	7
			Share premium	185,173	186,333
			Treasury share reserve	(11,501)	(6,457)
			Capital reserves	26,122	26,659
			Retained earnings reserves	105,355	97,908
			Other comprehensive income (loss)	(14,394)	(24,326)
			Total equity	290,762	280,124

Total assets	538,200	526,416	Total equity and liabilities	538,200	526,416

6

Unaudited condensed consolidated statement of cash flows

(In thousands of U.S. dollars)

	March 31, 2025	March 31, 2024
Cash flows from operating activities
Net profit for the period	7,447	4,522
Adjustments for:
Depreciation and amortization	4,398	4,419
Loss (gain) on sale and write-off of fixed assets	(4)	65
Interest and exchange rate changes	2,823	3,927
Unrealized gain on financial instruments	(823)	(47)
Income tax expenses	5,020	3,382
Impairment (gain) losses on accounts receivables and contract assets	(331)	372
Share-based compensation	961	761
Others	4	17
Changes in operating assets and liabilities
Accounts receivables and contract assets	4,796	13,285
Recoverable taxes	(72)	(1,438)
Suppliers	(641)	(112)
Salaries and welfare charges	1,627	2,432
Contract liabilities	(4,655)	(3,963)
Other receivables and payables, net	(902)	(1,330)
Cash generated from operating activities	19,648	26,292
Income tax paid	(324)	(667)
Interest paid on loans and borrowings	(1,687)	(1,419)
Interest paid on lease	(170)	(166)
Income tax refund	121	-
Net cash from operating activities	17,588	24,040
Cash flows from investment activities
Acquisition of property and equipment and intangible assets	(3,023)	(2,201)
Redemption of financial investments	-	635
Net cash used in from investment activities	(3,023)	(1,566)
Cash flows from financing activities
Share-based compensation exercised	575	187
Payment of lease liabilities	(1,137)	(1,152)
Proceeds from loans and borrowings	-	10,000
Proceeds from (payments on) settlement of derivatives	(71)	555
Payment of loans and borrowings	(3,172)	(1,816)
Treasury shares acquired	(7,324)	(834)
Net cash from (used in) financing activities	(11,129)	6,940

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Net increase in cash and cash equivalents	3,436	29,414
Cash and cash equivalents as of January 1st	56,621	43,715
Exchange variation effect on cash and cash equivalents	2,756	(1,006)
Cash and cash equivalents as of March 31st	62,813	72,123

8

Net Revenue Distribution

Net Revenue by Industry (in USD thousand)	1Q25	1Q24	Var. 1Q25 x 1Q24
Financial Services	37,246	29,828	24.9%
Consumer Goods	22,869	22,205	3.0%
Retail and Industrial Goods	24,221	18,385	31.7%
Technology and Telecommunications	11,388	12,242	-7.0%
Life Sciences	9,057	10,979	-17.5%
Others	6,095	12,063	-49.5%
Total	110,876	105,702	4.9%

Net Revenue by Geography (in USD thousand)	1Q25	1Q24	Var. 1Q25 x 1Q24
North America	49,059	44,001	11.5%
Europe	7,416	12,343	-39.9%
Latin America	49,687	44,964	10.5%
Asia Pacific	4,714	4,394	7.3%
Total	110,876	105,702	4.9%

Top Clients (in USD thousand)	1Q25	1Q24	Var. 1Q25 x 1Q24
Top Client	11,758	6,834	72.1%
Top 10 Clients	46,566	43,435	7.2%

9

Reconciliation of various income statement amounts from IFRS to non-IFRS measures

Net Revenue at Constant Currency	1Q25
Reported Net Revenue Growth	4.9%
Foreign Exchange Rates Impact	8.8%
Net Revenue Growth at Constant Currency	13.7%

Adjusted Gross Profit (in USD thousand)	1Q25	1Q24	Var. 1Q25 x 1Q24
Net Revenue	110,876	105,702	4.9%
Cost of Services Provided	(76,410)	(71,878)	6.3%
Gross Profit	34,466	33,824	1.9%
Adjustments
Depreciation and amortization (cost of services provided)	1,502	1,623	-7.5%
Share-based compensation	758	556	36.4%
Adjusted Gross Profit	36,726	36,003	2.0%
Adjusted Gross Profit Margin	33.1%	34.1%	-0.9p.p

Adjusted EBITDA (in USD thousand)	1Q25	1Q24	Var. 1Q25 x 1Q24
Net profit for the period	7,447	4,522	64.7%
Adjustments
Net finance costs	1,744	2,498	-30.2%
Income tax expense	5,020	3,382	48.4%
Depreciation and amortization	4,397	4,417	-0.5%
Share-based compensation	961	761	26.3%
Government grants	-	(14)	-100.0%
Acquisition-related expenses (1)	-	271	-100.0%
Business restructuring (2)	-	1,156	-100.0%
Adjusted EBITDA	19,570	16,994	15.2%
Adjusted EBITDA Margin	17.6%	16.1%	1.6p.p
(1)	Include fair value adjustment on accounts payable for business combination. Other expenses include, when applicable, consulting expenses and retention packages.
(2)	Expenses related to the optimization of our global delivery model based on our nearshoring strategy, including termination charges, severance, and legal services for employee separations from North America, Europe and Asia Pacific regions for 2024.

10

Adjusted Net Profit (in USD thousand)	1Q25	1Q24	Var. 1Q25 x 1Q24
Net profit for the period	7,447	4,522	64.7%
Adjustments
Acquisition-related expenses (1)	2,006	2,451	-18.1%
Business restructuring (2)	0	1,156	-100.0%
Share-based compensation	961	761	26.3%
Tax effects on non-IFRS adjustments	(804)	(472)	70.6%
Adjusted Net Profit	9,611	8,419	14.2%
Adjusted Net Profit Margin	8.7%	8.0%	0.7p.p
(1)	Includes fair value adjustment on accounts payable for business combination and amortization of intangible assets from acquired companies. Other expenses include, when applicable, consulting expenses and retention packages.
(2)	Expenses related to the optimization of our global delivery model based on our nearshoring strategy, including termination charges, severance, and legal services for employee separations from North America, Europe and Asia Pacific regions for 2024.

Adjusted Diluted EPS (in USD)	1Q25	1Q24	Var. 1Q25 x 1Q24
Diluted EPS	0.05	0.03	68.1%
Adjustments
Acquisition-related expenses (1)	0.01	0.02	-16.4%
Business restructuring (2)	0.00	0.01	-100.0%
Share-based compensation	0.01	0.01	28.9%
Tax effects on non-IFRS adjustments	-0.01	0.00	74.1%
Adjusted Diluted EPS	0.07	0.06	16.6%
(1)	Includes fair value adjustment on accounts payable for business combination and amortization of intangible assets from acquired companies. Other expenses include, when applicable, consulting expenses and retention packages.
(2)	Expenses related to the optimization of our global delivery model based on our nearshoring strategy, including termination charges, severance, and legal services for employee separations from North America, Europe and Asia Pacific regions for 2024.

11

CI&T

Inc.

Unaudited condensed consolidated interim

financial statements

March 31, 2025

Content

Unaudited condensed consolidated statement of financial position	14

Unaudited condensed consolidated statement of profit or loss	15

Unaudited condensed consolidated statement of other comprehensive income	16

Unaudited condensed consolidated statement of changes in equity	17

Unaudited condensed consolidated statement of cash flows	18

Notes to the unaudited interim condensed consolidated financial statements	19

CI&T Inc. Unaudited condensed consolidated statement of financial position as of March 31, 2025 and December 31, 2024 (In thousands of United States dollars – US$)

Assets	Note	March 31, 2025	December 31, 2024	Liabilities and equity	Note	March 31, 2025	December 31, 2024

Cash and cash equivalents	6	62,813	56,621	Suppliers and other payables		4,557	4,803
Accounts receivables and contract assets	7	113,655	115,973	Loans and borrowings	10	49,031	46,227
Recoverable taxes		1,607	861	Lease liabilities		3,902	3,867
Current tax assets		6,458	6,650	Salaries and welfare charges		50,001	44,554
Derivatives	11	572	723	Accounts payable for business acquired		2,503	6,522
Restricted cash		-	4,247	Derivatives	11	1,423	2,370
Other assets		7,240	6,685	Current tax liabilities		4,586	2,823
				Other taxes payable		2,543	3,062
				Contract liability		2,255	6,766
				Other liabilities		2,950	3,989

Total current assets		192,345	191,760	Total current liabilities		123,751	124,983

Recoverable taxes		821	669	Loans and borrowings	10	90,472	92,508
Non-current tax assets		6,135	5,408	Deferred tax liabilities	16	20,506	16,282
Deferred tax assets	16	643	1,427	Lease liabilities		5,070	5,628
Judicial deposits		1,619	1,316	Provisions for tax and labor risks		1,166	1,076
Restricted cash		1,078	1,000	Accounts payable for business acquired		3,754	3,389
Other assets		1,432	1,601	Other liabilities		2,719	2,426
Property and equipment	8	6,194	5,896
Intangible assets and goodwill	9	320,322	309,284
Right-of-use assets	10	7,611	8,055	Total non-current liabilities		123,687	121,309

Total non-current assets		345,855	334,656
				Equity	12
				Share capital		7	7
				Share premium		185,173	186,333
				Treasury share reserve		(11,501)	(6,457)
				Capital reserves		26,122	26,659
				Retained earnings reserves		105,355	97,908
				Other comprehensive income (loss)		(14,394)	(24,326)

				Total equity		290,762	280,124

Total assets		538,200	526,416	Total equity and liabilities		538,200	526,416

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

14

CI&T Inc.

Unaudited condensed consolidated statement of profit or loss

For the three months ended March 31, 2025 and 2024

(In thousands of United States dollars – US$, except basic and diluted result per share)

	Note	March 31, 2025	March 31, 2024

Revenue	13	110,876	105,702

Costs of services provided	14	(76,410)	(71,878)
Gross profit		34,466	33,824

Selling expenses	14	(8,404)	(9,336)
General and administrative expenses	14	(12,424)	(13,748)
Impairment gain (loss) on accounts receivables and contract assets	14	331	(372)
Other income	14	242	34
Operating expenses net		(20,255)	(23,422)

Operating profit before net finance costs and income tax expense		14,211	10,402

Finance income	15	4,812	2,160
Finance costs	15	(6,556)	(4,658)
Net finance costs		(1,744)	(2,498)

Profit before income tax		12,467	7,904

Income tax expense
Current	16	(1,311)	(1,710)
Deferred	16	(3,709)	(1,672)
Total income tax expense		(5,020)	(3,382)

Profit for the period		7,447	4,522

Profit attributable to:
Controlling shareholders		7,447	4,522
Profit for the period		7,447	4,522

Earnings per share
Earnings per share – basic (in US$)		0.06	0.03
Earnings per share – diluted (in US$)		0.05	0.03

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

15

CI&T Inc. Unaudited condensed consolidated statement of other comprehensive income For the three months ended March 31, 2025 and 2024 (In thousands of United States dollars – US$)

	March 31, 2025	March 31, 2024

Profit for the period	7,447	4,522

Other comprehensive income:

Items that are or may be reclassified subsequently to statement of profit or loss

Cash flow hedges – effective portion of changes in fair value – net of tax	1,296	(707)
Translation adjustments of foreign operations	8,636	(4,645)
Total other comprehensive income (loss)	9,932	(5,352)

Total comprehensive income (loss) for the period	17,379	(830)

Total comprehensive income (loss) attributed to
Owners of the Company	17,379	(830)
Total comprehensive income (loss) for the period	17,379	(830)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

16

CI&T Inc. Unaudited condensed consolidated statement of changes in equity For the three months ended March 31, 2025 and 2024 (In thousands of United States dollars – US$)

	Share capital	Share premium	Treasury share reserve	Capital reserve	Retained earnings reserve	Other comprehensive income (loss)	Total equity
Balances as of December 31, 2024	7	186,333	(6,457)	26,659	97,908	(24,326)	280,124
Comprehensive income for the period
Profit for the period	-	-	-	-	7,447	-	7,447
Exchange variation in foreign investments	-	-	-	-	-	8,636	8,636
Cash flow hedges – net of taxes	-	-	-	-	-	1,296	1,296
Total comprehensive income for the period	-	-	-	-	7,447	9,932	17,379

Transactions with the owner of the Group
Contributions, distribution and constitution of reserves
Treasury shares acquired	-	-	(7,324)	-	-	-	(7,324)
Equity settled share-based payment	-	(6)	-	443	-	-	437
Restricted stock units exercised	-	(312)	863	(980)	-	-	(429)
Share options exercised	-	(760)	1,234	-	-	-	474
Incentive stock options exercised	-	(82)	183	-	-	-	101
Total contributions and distribution and constitution of reserves	-	(1,160)	(5,044)	(537)	-	-	(6,741)

Balances as of March 31, 2025	7	185,173	(11,501)	26,122	105,355	(14,394)	290,762

Balances as of January 1, 2024	7	181,092	-	33,945	68,414	8,045	291,503
Comprehensive income for the period
Profit for the period	-	-	-	-	4,522	-	4,522
Exchange variation in foreign investments	-	-	-	-	-	(4,645)	(4,645)
Cash flow hedges – net of tax	-	-	-	-	-	(707)	(707)
Total comprehensive income (loss) for the period	-	-	-	-	4,522	(5,352)	(830)

Transactions with the owner of the Group
Contributions, distribution and constitution of reserves
Treasury shares acquired	-	-	(834)	-	-	-	(834)
Equity settled share-based payment	-	-	-	808	-	-	808
Restricted stock units exercised	-	460	-	(460)	-	-	-
Share options exercised	-	-	-	187	-	-	187
Total contributions and distribution and constitution of reserves	-	460	(834)	535	-	-	161

Balances as of March 31, 2024	7	181,552	(834)	34,480	72,936	2,693	290,834

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

17

CI&T Inc. Unaudited condensed consolidated statement of cash flows For the three months ended March 31, 2025 and 2024 (In thousands of United States dollars – US$)

	Notes	March 31, 2025	March 31, 2024
Cash flows from operating activities
Profit for the period		7,447	4,522
Adjustments for:
Depreciation and amortization	14	4,398	4,419
Loss (gain) on sale and write-off of fixed assets		(4)	65
Interest and exchange rate changes		2,823	3,927
Unrealized gain on financial instruments		(823)	(47)
Income tax expenses	16	5,020	3,382
Impairment (gain) losses on accounts receivable and contract assets	7	(331)	372
Share-based compensation		961	761
Others		4	17

Changes in operating assets and liabilities
Accounts receivable and contract assets		4,796	13,285
Recoverable taxes		(72)	(1,438)
Suppliers and other payables		(641)	(112)
Salaries and welfare charges		1,627	2,432
Contract liabilities		(4,655)	(3,963)
Other receivables and payables, net		(902)	(1,330)

Cash generated from operating activities		19,648	26,292

Income tax paid		(324)	(667)
Interest paid on loans and borrowings	10	(1,687)	(1,419)
Interest paid on lease		(170)	(166)
Income tax refund		121	-

Net cash from operating activities		17,588	24,040

Cash flows from investing activities
Acquisition of property and equipment and intangible assets		(3,023)	(2,201)
Redemption of financial investments		-	635

Net cash used in investing activities		(3,023)	(1,566)

Cash flows from financing activities
Share-based compensation exercised		575	187
Payment of lease liabilities		(1,137)	(1,152)
Proceeds from loans and borrowings	10	-	10,000
Proceeds from (payments on) settlement of derivatives	11	(71)	555
Payment of loans and borrowings	10	(3,172)	(1,816)
Treasury shares acquired	12	(7,324)	(834)

Net cash from (used in) financing activities		(11,129)	6,940

Net increase in cash and cash equivalents		3,436	29,414

Cash and cash equivalents as of January 1st		56,621	43,715

Exchange variation effect on cash and cash equivalents		2,756	(1,006)

Cash and cash equivalents as of March 31st		62,813	72,123

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

18

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements March 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

1.	Reporting entity

CI&T Inc. (“CI&T” or “Parent Company”) is a publicly held company incorporated in the Cayman Islands in June 2021, headquartered at Estrada Giuseppina Vianelli Di Napoli, 1455, Polo II de Alta Tecnologia, in the City of Campinas, State of São Paulo, Brazil. As a holding company, it is mainly engaged in the investment, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil, in the United States of America, and other countries. The Company’s subsidiaries are mainly engaged in the development of customizable software through the implementation of software solutions, including machine learning, artificial intelligence, analytics, cloud migration and mobility technologies.

These unaudited interim condensed consolidated financial statements comprise the Company and its subsidiaries (collectively referred to as the “Group”).

Since November 10, 2021, CI&T has been a publicly-held company registered with the US Securities and Exchange Commission (“SEC”) and its shares are traded on the New York Stock Exchange (“NYSE”) under the ticker symbol “CINT”.

1.1	Organizational structure

The table below outlines the information on the Parent Company’s direct and indirect subsidiaries:

		March 31, 2025		December 31,2024
Subsidiaries	Country of origin	Direct	Indirect	Direct	Indirect
CI&T Delaware LLC	United States	100%	-	100%	-
CI&T Software S.A. (“CI&T Brazil”)	Brazil	-	100%	-	100%
CI&T Japan, Inc. (“CI&T Japan”)	Japan	-	100%	-	100%
CI&T China Inc. (“CI&T China”)	China	-	100%	-	100%
CI&T P. Unipessoal Lda. (“CI&T Portugal”)	Portugal	-	100%	-	100%
CI&T Australia PTY Ltd.	Australia	-	100%	-	100%
CINQ Inc.	United States	-	100%	-	100%
CI&T Inc. (“CI&T US”)	United States	-	100%	-	100%
CI&T Software Inc. (“CI&T Canada”)	Canada	-	100%	-	100%
CI&T UK Limited. (“CI&T UK”)	United Kingdom	-	100%	-	100%
CI&T Colombia	Colombia	-	100%	-	100%
CI&T Argentina S/A	Argentina	-	100%	-	100%
CI&T Financial Services Solutions, LLC	United States	-	100%	-	100%
CI&T FinTech Services, Inc.	United States	-	100%	-	100%
CI&T Holding Company Ltd	United Kingdom	100%	-	100%	-
CI&T Digital Ltd	United Kingdom	-	100%	-	100%
Somo Global Inc.	United States	-	100%	-	100%
Somo Global SAS. (“Somo Colombia”)	Colombia	-	100%	-	100%
CI&T Philippines, Inc (a)	Philippines	-	100%	-	100%
CI&T SG PTE. LTD. (“CI&T Singapore”) (a)	Singapore	-	100%	-	100%
Ideonyx Ltd (in liquidation)	United Kingdom	-	100%	-	100%
Somo Ltd (dormant)	United Kingdom	-	100%	-	100%
CI&T Oceania PTY Ltd (“CI&T Oceania”)	Australia	100%	-	100%	-

(a)	In 2024, CI&T Philippines and CI&T Singapore were incorporated, both as a direct subsidiaries of CI&T Holding Company Ltd. These subsidiaries are expected to begin their operations during the 2nd quarter of 2025.

19

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements March 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

2.	Basis of accounting

These unaudited condensed consolidated interim financial statements for the three months ended March 31, 2025 have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group's last annual consolidated financial statements as at and for the year ended 31 December 2024 ('last annual financial statements'). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group's financial position and performance since the last annual financial statements.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Parent Company's Board of Directors on May 13, 2025.

3.	Functional and presentation currency

The unaudited condensed consolidated interim financial statements of the Parent Company, along with those of its subsidiaries, are measured using the currency of the primary economic environment in which each entity operates, referred to as the "functional currency." For the Parent Company, this functional currency is the Brazilian Reais (R$). For presentation purposes, these unaudited condensed consolidated interim financial statements are expressed in United States dollars (US$).

4.	Use of judgments and estimates

In preparing these interim financial statements, management has made judgements and estimates about the future, that affect the application of the Group's accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

Measurement of fair values

The Group measures fair value for certain financial and non-financial assets and liabilities, following a defined control framework. When available, observable market data is used, and third-party valuations are assessed to ensure compliance with accounting standards and appropriate classification within the fair value hierarchy. Fair values are categorized into Level 1 (quoted prices in active markets) and Level 2 (observable inputs other than quoted prices). Level 3, which involves unobservable inputs, is not applicable to the Group. Any reclassifications between levels are recognized at the end of the reporting period in which they occur.

5.	Changes in accounting policies

The Group did not have any changes to its accounting policies from those applied in the consolidated financial statements as at and for the year ended December 31, 2024.

20

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements March 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

6.	Cash and cash equivalents

	Weighted average rate (p. a.)	March 31, 2025	December 31, 2024

Cash and cash equivalents		14,379	8,708
Short-term financial investments
Short-term financial investments – Brazilian Reais	14.15%	34,673	31,758
Short-term financial investments – US dollars	3.12%	9,263	12,379
Short-term financial investments – Pound sterling	2.51%	4,326	3,180
Short-term financial investments – Canadian Dollar	0.55%	172	596

Total		62,813	56,621

7.	Accounts receivable and contract assets

The balances of accounts receivable and contract assets are presented as follows:

	March 31, 2025	December 31, 2024
In US$ – from United States based customers
Accounts receivable	36,006	58,777
Contract assets	19,615	6,966

In R$ –from Brazil based customers
Accounts receivable	24,711	26,562
Contract assets	24,121	12,607

Other currencies - from other foreign based customers
Accounts receivable	8,962	11,122
Contract assets	2,988	2,819

(-) Expected credit losses	(2,748)	(2,880)

Accounts receivable and contract assets, net	113,655	115,973

The balance of accounts receivable by maturity date is as follows:

	March 31, 2025	December 31, 2024
Current	108,254	107,491
Overdue:
from 1 to 60 days	4,917	8,860
61 to 360 days	1,537	2,430
Over 360 days	1,695	72
(-) Expected credit losses	(2,748)	(2,880)

Total	113,655	115,973

By April 30, 2025, of the total amount overdue for up to 60 days, the amount of US$ 2,812 has already been received.

21

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements March 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

The rollforward of the allowance for expected losses is as follows:

	March 31, 2025	December 31, 2024

Balance at beginning of period	(2,880)	(600)
Provision	(121)	(8,792)
Reversal	452	6,182
Translation to presentation currency	(199)	330

Balance at end of period	(2,748)	(2,880)

As of March 31, 2025, the average expected credit loss rate under the method applied by the Group was 0.02% (0.02% as of December 31, 2024), except for certain customers with impairment ranging from 90% and 100%, resulting in an expected credit loss amounting to US$ 2,728. As of December 31, 2024, the exception pertains to certain customers with impairment ranging from 80% to 100%, resulting in a total impairment amount of US$ 2,609.

22

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements March 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

8.	Property and equipment

The rollforward in the balances are as follows:

Cost	Weighted average rate (p. a.)	December 31, 2024	Additions	Disposals	Transfers	Translation to presentation currency	March 31, 2025
IT equipment		14,131	675	(476)	-	1,035	15,365
Leasehold improvements		3,613	31	-	35	237	3,916
Furniture and fixtures		1,188	3	-	-	77	1,268
In progress		35	-	-	(35)	-	-
		18,967	709	(476)	-	1,349	20,549

Depreciation
IT equipment	20.93%	(9,810)	(607)	476	-	(750)	(10,691)
Leasehold improvements	15.45%	(2,518)	(130)	-	-	(180)	(2,828)
Furniture and fixtures	10.96%	(743)	(35)	-	-	(58)	(836)
		(13,071)	(772)	476	-	(988)	(14,355)

Total		5,896	(63)	-	-	361	6,194

The Group does not have property or equipment pledged as collateral.

23

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements March 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

9.	Intangible assets and goodwill

The rollforward of intangible assets is as follows:

Cost	Weighted average rate (p. a.)	December 31, 2024	Additions	Transfers	Translation to presentation currency	March 31, 2025
Customer relationship		55,766	-	-	1,603	57,369
Software		11,844	134	48	871	12,897
Software in progress		2,176	2,207	(48)	206	4,541
Non-compete agreement		2,125	-	-	191	2,316
Other		5,478	-	-	466	5,944
Goodwill		260,766	-	-	9,643	270,409
		338,155	2,341	-	12,980	353,476

Amortization
Customer relationship	13.14%	(17,668)	(1,831)	-	(744)	(20,243)
Software	21.00%	(5,157)	(644)	-	(385)	(6,186)
Non-compete agreement	20.00%	(1,350)	(130)	-	(132)	(1,612)
Other	5.00%	(4,696)	(12)	-	(405)	(5,113)
		(28,871)	(2,617)	-	(1,666)	(33,154)

Total		309,284	(276)	-	11,314	320,322

24

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements March 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

10.	Loans and borrowings

The rollfoward of loans and borrowings is set forth below:

	Average effective interest rate p.a.	Year of maturity	December 31, 2024	Payments of loans and borrowings	Interest paid	Interest expenses	Exchange rate changes	Translation to presentation currency	March 31, 2025
In US$
Advance on foreign exchange contract	6.31%	2025	10,297	-	-	158	(780)	780	10,455
Export credit note	6.74%	2026	16,746	-	(294)	276	(1,254)	1,254	16,728
Working capital loan	5.02% to 7.24%	2026 to 2028	76,497	(1,807)	(161)	1,278	-	-	75,807
			103,540	(1,807)	(455)	1,712	(2,034)	2,034	102,990

In R$
Export credit note	15.03%	2026 to 2028	35,195	(1,365)	(1,232)	1,216	-	2,699	36,513
			35,195	(1,365)	(1,232)	1,216	-	2,699	36,513

Total			138,735	(3,172)	(1,687)	2,928	(2,034)	4,733	139,503

Current			46,227						49,031
Non-current			92,508						90,472

The loans and borrowings are not secured by property and equipment or accounts receivable.

25

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements March 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

10.1	Covenants

The Group has restrictive clauses covenants in some of its loans and financing agreements, as disclosed in the annual financial statements of December 31, 2024, and summarized below:

Restrictive clause related to:	Measurement frequency	Indicators	Required	Result
Export credit note	Annual	Net debt(a)/ EBITDA(b)	Less than or equal to 3.0X	In compliance
Working capital	Annual	Net debt(a)/ EBITDA(a)	Less than or equal to 3.0X	In compliance

(a)	Net debt means total loans, less cash and cash equivalents.
(b)	EBITDA means earnings before interest, tax, depreciation and amortization, where interest refers to net finance costs.

The early maturity of the loans could be also caused by disposal, merger, incorporation, spin-off, or any other corporate reorganization process that implies a change in the shareholding controls, without prior consent from the creditor.

10.2	Loans and borrowings maturity

Maturity	March 31, 2025
2025	49,031
2026	35,256
2027	31,599
2028	23,617
Total	139,503

Current	49,031
Non-current	90,472

11.	Derivatives

The Group holds derivative financial instruments to hedge its interest rate risk exposure.

	March 31, 2025

Maturity	Notional in US$	Notional in R$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	16,500	102,173	SOFR overnight	3.09%	572
07/07/2026	-	57,500	CDI	US$ variation + 4.90%	(1,423)
Total					(851)

	December 31, 2024

Maturity	Notional in US$	Notional in R$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	16,500	102,173	SOFR overnight	3.09%	723
07/07/2026	-	57,500	CDI	US$ variation + 4.90%	(2,370)
Total					(1,647)

26

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements March 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

The rollforward of the derivatives is as follows:

Interest rate swaps
December 31, 2024	(1,647)
Gains (losses) recognized in the statement of profit or loss	823
Payments on settlement of derivatives	71
Translation adjustment	(98)
March 31, 2025	(851)

Assets with current derivative financial instruments	572
Liabilities with current derivative financial instruments	(1,423)

12.	Equity

12.1	Share capital

As of March 31, 2025, the total issued share capital is US$ 7 with a par value of US$ 0.00005. The rollforward of share capital is as follows:

	Amount of	Number of ordinary nominative shares
	share capital	Total	Class A	Class B

December 31, 2024	7	134,682,256	22,498,572	112,183,684
Share based compensation	-	(2,850)	(2,850)	-
Share buyback	-	1,082,768	1,082,768	-
Equity awards settled with treasury shares	-	381,286	381,286	-
Treasury shares reserve	-	(1,564,054)	(1,564,054)	-
Class B converted to class A	-	-	1,207,114	(1,207,114)
March 31, 2025	7	134,579,406	23,602,836	110,976,570

On December 19, 2024, the Board of Directors approved the renewal of the share repurchase program, pursuant to which the Parent Company may repurchase up to five million of its outstanding class A common shares. During the first quarter of 2025, it was repurchased 1,082,768 Class A common shares under this program at a total amount of US$ 7,324.

According to the Parent Company's Articles of Association, the outstanding Class B common shares are convertible at any time at the option of the holder. During the first quarter of 2025, 1,207,114 Class B common shares were converted into Class A common shares.

27

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements March 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

13.	Revenue

13.1	Revenue by nature of service

The Group primarily generates revenue through the provision of services summarized by nature in the table below:

	March 31, 2025	March 31, 2024

Software development revenue	106,334	101,630
Software maintenance revenue	2,659	2,089
Consulting revenue	1,465	1,488
Other revenue	418	495

Total revenue	110,876	105,702

13.2	Revenue by industrial vertical

The following table sets forth the revenue by industry vertical for the periods indicated:

	March 31, 2025	March 31, 2024

Financial services	37,246	29,828
Consumer goods	22,869	22,205
Retail and industrial goods	24,221	18,385
Technology and Telecommunications	11,388	12,242
Life sciences	9,057	10,979
Others	6,095	12,063

Total revenue	110,876	105,702

13.3	Revenue by country

The table below summarizes revenues by country:

	March 31, 2025	March 31, 2024

United States of America	49,059	44,001
Brazil	49,687	44,964
United Kingdom	7,416	12,343
Other countries	4,714	4,394

Total revenue	110,876	105,702

Revenue by country was determined based on the country in which the sale occurred.

28

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements March 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

13.4	Revenue by client concentration

The following table sets forth revenue contributed by the top client, and top ten clients for the periods indicated:

	March 31, 2025	March 31, 2024

Top client	11,758	6,834
Top 10 clients	46,566	43,435

The revenue generated from a single customer represents 10.6% of the Group’s total revenues as of March 31, 2025 (6% as of March 31, 2024).

14.	Expenses by nature

Information on the nature of expenses recognized in the unaudited condensed consolidated interim statement of profit or loss is presented below:

	March 31, 2025	March 31, 2024

Employee expenses	(82,396)	(79,383)
Third-party services and other inputs	(6,431)	(5,824)
Depreciation and amortization	(4,398)	(4,419)
Share-based compensation	(961)	(761)
Travel expenses	(1,070)	(999)
Impairment gains (losses) on accounts receivable and contract assets	331	(372)
Insurance	(351)	(405)
Short-term leases	(266)	(247)
Other costs and expenses (a)	(1,123)	(2,890)

Total	(96,665)	(95,300)

(a) In 2024, the costs primarily consist of business restructuring expenses related to our subsidiaries in the United Kingdom, which amounted to US$ 1,156.

15.	Net finance costs

	March 31, 2025	March 31, 2024
Finance income:	4,812	2,160
Foreign-exchange gain	1,777	620
Income from financial investments	970	399
Gains on derivatives	1,357	332
Interest income on other assets	386	512
Other finance income	322	297

Finance costs:	(6,556)	(4,658)
Interest and charges on loans and leases	(3,115)	(3,565)
Foreign-exchange loss	(2,428)	(493)
Loss on derivatives	(534)	(285)
Interest expenses on other liabilities	(169)	(200)
Other finance costs	(310)	(115)

Net finance costs	(1,744)	(2,498)

29

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements March 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

16.	Income tax expense

Income tax expense recognized in profit or loss for the periods are shown as follows:

	March 31, 2025	March 31, 2024

Current	(1,311)	(1,710)
Deferred	(3,709)	(1,672)

Total income tax expense	(5,020)	(3,382)

16.1 Effective tax rate reconciliation

The reconciliation of the effective tax rate with the average nominal tax rate is as follows:

	March 31, 2025	March 31, 2024

Profit before income tax	12,467	7,904
Nominal income tax rate	34%	34%
Tax expenses per nominal income tax rate	(4,239)	(2,687)

Tax benefits incentives	126	45
Tax rate differences on subsidiaries	666	56
Permanent differences	(233)	58
Other	(449)	-
Tax losses for which no deferred tax asset is recognized	(891)	(854)

Income tax expense	(5,020)	(3,382)

Current	(1,311)	(1,710)
Deferred	(3,709)	(1,672)
	(5,020)	(3,382)

Effective rate	40%	43%

30

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements March 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

16.2 Movement in deferred tax balances

	December 31, 2024	Recognized in profit or loss	Reclassification	Translation to presentation currency	March 31, 2025	Assets	Liabilities

Goodwill	(22,009)	(2,111)	-	(1,567)	(25,687)	-	(25,687)
Provisions	1,654	122	-	93	1,869	1,869	-
Property and equipment	1,316	164	-	34	1,514	1,514
Derivatives	560	(315)	-	44	289	289	-
Bonus accrued	2,260	(1,551)	-	158	867	867	-
Intangible assets	(2,065)	47	-	(162)	(2,180)	-	(2,180)
Share-based compensation	2,101	(221)	-	73	1,953	1,953	-
Lease	406	(156)	-	20	270	270	-
Other temporary differences	922	(859)	(31)	41	73	73	-
Net tax loss carryforward	-	1,171	-	(2)	1,169	1,169	-
Total	(14,855)	(3,709)	(31)	(1,268)	(19,863)	8,004	(27,867)

31

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements March 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

17.	Financial instruments – fair values

17.1	Accounting classification and fair values

The following table presents the carrying amounts and fair values of financial assets and financial liabilities, along with their respective levels in the fair value hierarchy. It excludes fair value information for financial assets and financial liabilities that are not measured at fair value, provided the carrying amount is a reasonable approximation of fair value.

			March 31, 2025
Financial assets	Note	Level	Fair value	Carrying amount
Derivative financial instruments	11	2	572	572
Cash and cash equivalents	6	1	62,813	62,813

Financial liabilities
Derivative financial instruments	11	2	(1,423)	(1,423)
Loans and borrowings	10	2	(140,200)	(139,503)

			December 31, 2024
Financial assets	Note	Level	Fair value	Carrying amount
Derivative financial instruments	11	2	723	723
Cash and cash equivalents	6	1	56,621	56,621

Financial liabilities
Derivative financial instruments	11	2	(2,370)	(2,370)
Loans and borrowings	10	2	(136,608)	(138,735)

32

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements March 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

18.	Related parties

18.1	Transactions with key management personnel

	March 31, 2025	March 31, 2024
Direct compensation	674	451
Share-based compensation program	19	2

The Group has no additional post-employment obligation, as well as no other long-term benefits, such as premium leave and other severance benefits. The Group also does not offer other benefits in connection with the dismissal of its Senior Management’s members. These expenses are recognized in general and administrative expenses.

19.	Operating segments

Operating segments are defined based on business activities that reflect how the Chief Operating Decision Maker (“CODM”) reviews financial information within the decision-making process.

The Group's CODM is the Group's Board of Director. The CODM oversees operational decisions related to resource allocation and performance evaluation. The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment.

20.	Non-cash transaction

	Additions of property and equipment	Additions and disposals of right-of-use assets	Share-based compensation exercised	Total

Property and equipment	86	-	-	86
Right-of-use assets	-	276	-	276
Suppliers and other payables	(86)	-	-	(86)
Lease liabilities	-	(276)	-	(276)
Equity settled share-based payment exercised	-	-	(2,280)	(2,280)
Treasury shares reissued	-	-	2,280	2,280

Balance as of March 31, 2025	-	-	-	-

	Additions of property and equipment	Additions and disposals of right-of-use assets	Total

Property and equipment	22	-	22
Right-of-use assets	-	238	238
Suppliers and other payables	(22)	-	(22)
Lease liabilities	-	(238)	(238)

Balance as of March 31, 2024	-	-	-

21.	Seasonality of operations

The business activities carried on by the Group entities, and their transactions are not highly cyclical or seasonal in nature.

33

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements March 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

22.	Accounting standards issued but not yet effective

A number of new accounting standards and amendments to accounting standards are effective for annual reporting periods beginning after January 1, 2025 and earlier application is permitted. However, the Group has not early adopted any of the forthcoming new or amended accounting standards in preparing these unaudited condensed consolidated interim financial statements.

34

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2025

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer